November 3, 2009

SUBMITTED VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Radian Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Schedule 14A filed April 13, 2009

File Number: 001-11356

Dear Mr. Rosenberg:

On behalf of Radian Group Inc. (the “Company”), I respectfully provide our responses to the comments in your letter dated October 29, 2009. For your convenience, the text of your comments is reproduced below, before each applicable response. References in this letter to “we,” “us,” “our,” or “ours,” refer to Radian Group Inc. and its consolidated subsidiaries.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to the Consolidated Financial Statements

Note 10. Financial Guaranty Insurance Contracts, page 31[1]

1.      Please refer to prior comment five. On page 83, you disclose that you have experienced a significant increase in your insurance rescissions and claim denials for various reasons, including underwriting negligence, fraudulent applications and appraisals, breach of representations and warranties, and inadequate documentation. Please disclose the amount of primary risk in force of claim denials and aggregate risk in force of primary delinquent loans rescinded for each period presented. Also, please revise your disclosure to include language similar to that in the last sentence of your response.

Response: We will include disclosure describing the amount of claim denials and rescissions for the relevant reporting periods presented in our future filings beginning with our September 30, 2009 Form 10-Q. Our disclosure will quantify the total claim amounts submitted to us that were rescinded or denied during the period, which is approximately equal to the risk in force as our severity rates are close to 100%. We believe that the claim amount is more relevant than the risk in force because it better reflects the amounts we would have paid absent such rescissions and

1 We believe that the header reference should have been: “Critical Accounting Policies, Reserve for Losses, page 82.”

denials, subject to the qualifications detailed below. The following draft disclosure, in substantially the format presented below, will be included in our September 30, 2009 Form 10-Q in the footnotes to the financial statements:

“While we have experienced an increase in outstanding delinquencies in the quarter, the effect of this increase on reserves for losses and LAE was partially offset by an increase in expected insurance rescissions and claim denials on insured loans. Our loss mitigation efforts to review more claims have resulted in higher rescissions and denials than we have experienced in the past, which is reflected in our estimate of reserves for losses and LAE at September 30, 2009. In the third quarter and the first nine months of 2009, we rescinded or denied approximately $XXX.X million and $XXX.X million, respectively, of claims submitted to us for payment (“submitted claims”), compared to $XXX.X million and $XXX.X million, respectively, for the comparable periods of 2008. These amounts include a small amount of submitted claims that were subsequently withdrawn by the insured. In addition, due to deductibles and other exposure limitations included in our transactions, the amount of submitted claims rescinded or denied does not necessarily reflect the amounts we would have had to pay absent such rescissions or denials. Our projected default to claim rate decreased from XX% at December 31, 2008 to XX% at September 30, 2009, primarily as a result of our estimate of expected rescissions and denials. The increase in rescissions and denials may lead to an increased risk of litigation by the lenders and policyholders challenging our right to rescind coverage or deny claims. Such challenges may be made several years after we have rescinded insurance or denied a claim. Although we believe that our rescissions and denials are valid under our policies, if we are not successful in defending the rescissions and denials in any potential legal action, we may need to reassume the risk on, and reestablish loss reserves for those loans. To date, we have not been required to reassume risk or reestablish loss reserves for more than an immaterial amount of our previously assumed rescissions and denials.”

Schedule 14A filed April 13, 2009

Compensation of Executive Officers and Directors

Compensation Discussion and Analysis

IV. Primary Components of Compensation

B. Short-Term Incentive Plan

Short-Term Incentive Analysis, page 42

2.      In response to prior comment 7, you state that in future proxy statements, to the extent material, you will include a more specific discussion on the level of achievement by the named executive officers of their performance objectives and how the level of achievement affected actual bonuses paid, if any. Please confirm that if you establish and communicated objectives to your named executive officers for short-term incentive compensation and you award bonuses, even if there is discretion in awarding those bonuses, you will include in future proxy statements a discussion of the level of achievement of each of those objectives and how the level of achievement affects the actual bonuses paid.

Response: In future proxy statements, to the extent bonuses are paid to our named executive officers, we will include a discussion on the level of achievement of each performance objective communicated to our named executive officers and how the level of achievement of those objectives affected the actual bonuses paid.

*    *    *    *

In connection with the response to the comment set forth above, we acknowledge that:

•     We are responsible for the adequacy and accuracy of the disclosure in our filings;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•     We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about the response to your comment or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint

C. Robert Quint
Chief Financial Officer